Exhibit 17.2
Duncan Bain

January 2, 2013

Board of Directors
Nova Mining Corporation

Gentlemen:

I hereby resign my positions as Senior Vice President in charge of Exploration of Nova Mining Corporation, effective January 3, 2013 at 5:00 PM New York time.  The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Duncan Bain
Duncan Bain